ADDENDUM TO INVESTMENT ADVISORY AGREEMENT

FISCAL YEAR-END 09/30/2017

Calvert Social Investment Fund

Calvert Investment Management, Inc. (“Calvert” or the “Advisor”) is the investment advisor to the above-referenced registered investment company (“Fund”). Calvert has agreed, with the Fund, to contractually limit (direct/ or direct ordinary) net annual fund operating expenses of the Fund through January 31, 2018, as follows. This expense limitation does not limit the acquired fund fees and expenses incurred by a shareholder. Under the terms of the contractual expense limitation, operating expenses do not include interest expense, brokerage commissions, extraordinary expenses, and taxes. To the extent any expense offset arrangement reduces Fund expenses, Calvert's obligation under this agreement is reduced and Calvert shall also benefit from the expense offset arrangement. The below figures are expressed as a percentage of average net assets.

	Class I	Class Y
Calvert Social Investment Fund
Calvert Conservative Allocation Fund	0.09%	0.19%
Calvert Moderate Allocation Fund	0.09%	0.19%
Calvert Aggressive Allocation Fund	0.08%	0.18%

For Funds: ________________________________________        For Calvert: _____________________________________________
Lancelot A. King, Assistant Vice President and          Vicki L. Benjamin, Executive Vice President,
Secretary                     Chief Financial Officer, Chief Administrative Officer and Treasurer

Date:                     Date: